                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                             ----------------------

                                  AMENDMENT #1
                                  FORM 11-K/A
                                 (AMENDMENT #1)


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

           For the fiscal year ended December 31, 2001
                                     -----------------

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


           For the transition period from  ______________  to  ________________

                  Commission file number         1-6016
                                                 ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                       ALLEN TELECOM INC.
                       25101 Chagrin Boulevard, Suite 350
                       Beachwood, Ohio  44122



This amendment is being filed to correct a figure misplaced in the Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000, and also to add the conformed signature of the independent auditor after the Independent Auditors' Report.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN
Financial Statements
For the Years Ended
December 31, 2001 and 2000
Supplemental Schedule
as of December 31, 2001
and Independent Auditors' Report

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                              1


FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits -
     December 31, 2001 and 2000                                           2

   Statements of Changes in Net Assets Available for Benefits -
     For the Years Ended December 31, 2001 and 2000                       3

   Notes to Financial Statements -
     For the Years Ended December 31, 2001 and 2000                     4-9


SUPPLEMENTAL SCHEDULE - Assets Held for Investment Purposes
   at December 31, 2001                                                  10

INDEPENDENT AUDITORS' REPORT


To the Employee Before-Tax Savings Plan Committee and the Participants in the Allen Telecom Inc.
    Employee Before-Tax Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP

June 14, 2002

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                             2001            2000

ASSETS:
  Investments (Note 3)                                   $27,318,332     $34,186,504
  Contribution receivable:
    Participants                                             151,844         163,678
    Employer                                                 389,681         298,891
  Other receivables                                            9,301           9,486
  Cash and equivalents                                                         4,263
                                                         -----------     -----------
          Total assets                                    27,869,158      34,662,822


LIABILITIES - Accrued expenses and other liabilities          14,672          23,194
                                                         -----------     -----------

          Net assets available for benefits              $27,854,486     $34,639,628
                                                         ===========     ===========


The accompanying notes are an integral part of these financial statements.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                   2001              2000

ADDITIONS:
  Contributions:
    Participants                                               $  2,346,665      $  2,225,655
    Employer                                                        686,172           576,690
                                                               ------------      ------------
          Total contributions                                     3,032,837         2,802,345
                                                               ------------      ------------
  Investment income:
    Net appreciation in fair value of investments (Note 3)                            113,806
    Dividends                                                       383,837         1,298,682
    Interest and other income                                       119,514           113,804
                                                               ------------      ------------
          Total investment income                                   503,351         1,526,292

          Total additions                                         3,536,188         4,328,637

DEDUCTIONS:
  Investment loss - net depreciation in fair value of
    investments (Note 3)                                          8,202,487
  Withdrawals and distributions                                   1,998,562         5,545,321
  Administrative expenses                                           110,262           119,073
  Transfer of assets (Note 4)                                        10,019
                                                               ------------      ------------

          Total deductions                                       10,321,330         5,664,394

NET DECREASE                                                     (6,785,142)       (1,335,757)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                              34,639,628        35,975,385
                                                               ------------      ------------

  End of year                                                  $ 27,854,486      $ 34,639,628
                                                               ============      ============


The accompanying notes are an integral part of these financial statements.

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following general description of the Allen Telecom Inc. Employee Before-Tax Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description for complete information. The Plan is a defined contribution plan administered by Allen Telecom Inc. (the "Company"). The assets of the Plan are maintained and transactions therein are executed by the Trustee, Charles Schwab Trust Company.

      a. ELIGIBILITY - All employees of the Company and its eligible subsidiaries in the United States who were employees on October 1, 1985 or who thereafter have completed the required eligibility period and are not covered by a collective bargaining agreement, unless that collective bargaining agreement expressly provides for the employees' eligibility, are eligible to participate in the Plan. Eligible employees become participants in the Plan as soon as practicable following the receipt of their enrollment form by the Employee Before-Tax Savings Plan Committee (the "Committee").

      b. VESTING - Participant contributions are fully vested. Employer matching contributions and earnings thereon are fully vested. Employees of the Company's Comsearch division ("Comsearch") and Northern Virginia participants of Grayson Wireless division ("Northern Virginia Grayson") may receive an additional employer contribution which vests in equal amounts over the period of three to seven years of credited service. Any amounts which are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs.

      c. CONTRIBUTIONS - Eligible participants may elect to contribute into the Plan from 1 percent to 17 percent of their pre-tax compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan up to $10,500 in a calendar year. Participants may contribute after-tax contributions into the Plan from 1 percent to 12 percent of his or her compensation. In any event, a participant's contributions may not, in the aggregate, exceed 18 percent of his or her compensation including wages, commissions, and bonuses, excluding bonuses under the Company's Key Management Deferred Bonus Plan. Plan participants can elect to have their contributions invested in 1 percent increments in different investment funds available.

            The Company matches participant contributions equal to 25 percent of each of the first 2 percent and 50 percent of the third percent, of compensation contributed by the participant during such month, up to a maximum Company contribution. The maximum Company contribution for 2001 and 2000 was $1,700 per year. The maximum compensation of any participant that can be considered for any purpose under this Plan shall be $170,000 plus such adjustments for increases in the cost of living as shall be prescribed by the Secretary of the Treasury pursuant to Section 401(a)(17)(B) of the Internal Revenue Code ("IRC"). All Company matching contributions are invested in the same investment options based on the allocation percentage determined by the participant.

            In addition, the Plan provides employees from Comsearch and Northern Virginia Grayson an annual profit-sharing contribution to each participant who is employed on the last day of the Plan year in an amount equal to three percent of the participant's compensation. The benefit is in lieu of participating in the Company's defined benefit pension plan.

            Annually, the Board of Directors of Allen Telecom Inc. authorizes the Company to make available to the Plan additional shares of the Company's Common Stock, from Treasury, for purchase at prices 15 percent below the market prices of the Company's Common Stock with Participants' before-tax contributions and Company matching contributions. The Trustee purchases shares of the Company's common stock for transactions other than before-tax contributions and Company matching contributions in open market transactions. The Trustee purchases shares or units of the other Investment Funds (as directed by the participant) on a national securities exchange at current market prices. The Company has no control over the time or prices at which the Trustee makes such purchases and investments or the amounts thereof. The number of shares or units purchased and credited to the participants account depends on the prices paid by the Trustee.

      d. INVESTMENTS - The Managers Funds LLC ("Managers") acquired the Smith Breeden U.S. Equity Market Plus Fund from Smith Breeden Associates, Inc. in August 2000. Managers changed the name of the fund to the Managers U.S. Stock Market Plus Fund, although the investment strategy remained the same.

            Effective January 2002, the Nationwide Family of Funds changed its name to Gartmore Funds. Therefore, the Morley Stable Value Fund was renamed the Gartmore Morley Stable Value Fund. The investment strategy remains the same.

            The Trustee of the Plan maintained the following 10 investment funds under the Plan. A participant can direct contributions into any of the following investment options:

            1. ALLEN TELECOM INC. COMMON STOCK FUND - This fund invests entirely in shares of Common Stock of Allen Telecom Inc., which are traded on the New York Stock Exchange.

            2. GARTMORE MORLEY STABLE VALUE FUND - This fund is a collective investment fund consisting of a diversified portfolio of investment contracts issued by life insurance companies, banks and other financial institutions. The average interest rate of the underlying investment contracts was 5.66% and 5.94% for the years ended December 31, 2001 and 2000, respectively. The average yield of the fund was 6.09% and 6.44% for the years ended December 31, 2001 and 2000, respectively. Interest rates reset periodically.

            3. AMERICAN CENTURY EQUITY GROWTH INVESTMENT FUND - This fund primarily invests in common stocks drawn from a universe of the largest 1,500 companies (ranked by market capitalization) traded in the United States.

            4. INVESCO TECHNOLOGY II FUND - This fund invests in the equity securities of companies engaged in technology-related fields. These related fields may include computers, communications, video, electronics, oceanography, office and factory automation, and robotics.

            5. MANAGERS U.S. STOCK MARKET PLUS FUND - This fund invests in short duration, fixed-income securities and maintains positions in S&P 500 futures, options and similar instruments. It typically hedges against interest rate risk of its fixed-income securities. This fund seeks a return greater than the S&P 500 Composite Stock Index without additional equity market risk.

            6. JANUS WORLDWIDE FUND - This fund invests primarily in foreign and domestic common stocks. Investments are usually spread across at least five different countries, including the United States, though it may at times invest in a single country. The fund may also invest in preferred stocks, warrants, government securities, and corporate debt. It may use derivatives for hedging purposes or as a means of enhancing return.

            7. SCHWAB S&P 500 INDEX FUND - This fund seeks to track the total return performance of stocks that compose the S&P 500 Index. The fund invests in common stocks that compose the index. It buys and sells stocks in order to match the index, to invest cash from share purchases, or to obtain cash for redemption of shares.

            8. WEITZ VALUE FUND - This fund invests primarily in equity securities. The fund also invests in foreign securities and securities that are not readily marketable.

            9. OAKMARK FUND - This fund invests primarily in common stocks and convertibles. The fund seeks securities that are priced significantly lower than their long-term value.

            10. STRONG CORPORATE BOND FUND - This fund normally invests in corporate bonds and fixed-income securities, including U.S. government obligations and mortgage-backed securities. The average maturity typically ranges from 7 to 12 years.

      e. PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals, and transfers.

      f. PLAN WITHDRAWALS AND DISTRIBUTIONS - Active participants may withdraw certain amounts from their accounts up to their entire vested interest if they attain the age of 59-1/2 or qualify for financial hardship. All active participants may withdraw after-tax contributions (minimum withdrawal of $250) that have been credited to their account for at least two years. Participant vested amounts are payable upon retirement, death, or other termination of employment. Any non-vested amounts which are forfeited shall be used first to provide for reasonable expenses of administration of the Plan, second to restore accounts previously forfeited and then any remaining amounts are applied to reduce future Company contributions and pay administrative costs. The participant can elect for distributions to be made in a single sum or in installments.

      g. PARTICIPANT LOANS - A participant may obtain a loan in an amount as defined by the loan document (not less than $500 and not greater than $50,000 or 50 percent of the participant's account balance) from the balance of the participant's account. Interest is charged at a rate which is equal to the prime rate charged by the Company's principal lending banks plus one percent at the time the loan is made and will carry such an interest rate throughout the term of the loan. The loans are repaid through payroll deductions over periods ranging up to 60 months. Monthly principal and interest repayments are credited to the participant's own account and are reinvested in the Investment Funds in the same manner as the participant's contributions are invested. A participant may have up to three loans outstanding at any one time. There is a fixed charge of $50 for second and third loan applications which is borne by those specific individuals who choose to have more than one loan outstanding. If a loan is declared in default as defined by the loan document, the entire outstanding principal balance will become immediately due and payable, and if not immediately paid the loan will be canceled and the outstanding balance will be treated as a distribution or withdrawal from the Plan depending on the participant's tax circumstances.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING - The Plan is accounted for using the accrual basis of accounting.

      b. INVESTMENT VALUATION - Investments in securities, short-term investments and mutual funds are stated at fair value as measured by the National Association of Security Dealers on the last business day of the year; investments in the Allen Telecom Inc. Common Stock Fund are valued at the last sale price of the common stock on the New York Stock Exchange Composite Tape on the last business day of the year; investments in the Gartmore Morley Stable Value Fund and the Managers U.S. Stock Market Plus Fund are reported at the amount deposited plus credited interest income, which due to its nature, approximates the fair value of these investments.

      c. SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

      d. PLAN EXPENSES - Any amounts not vested and not eligible for withdrawal at termination of a participant's employment ("Forfeiture Funds") are available to the Plan to pay administrative costs and reduce Company contributions. Forfeiture Funds are maintained in the Gartmore Morley Stable Value Fund. To the extent that Forfeiture Funds are not available, administrative expenses are paid by the Company. Fees associated with hardship withdrawals and quarterly administrative fees for participants with outstanding loans are paid by the participant.

      e. USE OF ESTIMATES - The preparation of financial statements and footnote disclosures in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3.    INVESTMENTS

      The following presents investments of the Plan's assets:

                                                                   DECEMBER 31,
                                                          ---------------------------------
                                                              2001               2000
      Gartmore Morley Stable Value Fund,
      402,674 and 376,330 shares, respectively            $ 6,394,662 *      $ 5,646,336 *

      Allen Telecom Inc. Common Stock Fund,
      605,438 and 546,878 shares, respectively              5,146,223 *        9,809,624 *

      American Century Equity Growth Investment
      Fund, 164,036 and 179,869 shares, respectively        3,156,050 *        3,915,752 *

      Managers U.S. Stock Market Plus Fund,
      297,426 and 263,387 shares, respectively              3,057,535 *        3,387,160 *

      Janus Worldwide Fund,
      45,889 and 50,822 shares, respectively                2,011,755 *        2,889,762 *

      Schwab S&P 500 Index Fund,
      98,965 and 93,267 shares, respectively                1,749,704 *        1,896,118 *

      Invesco Technology II Fund,
      48,217 and 65,287 shares, respectively                1,570,418 *        3,902,218 *

      Oakmark Fund, 44,261 and 18,818 shares,
      respectively                                          1,561,081 *          564,349

      Weitz Value Fund, 33,158 and 22,165 shares,
      respectively                                          1,136,982            780,656

      Strong Corporate Bond Fund,
      36,893 and 16,337 shares, respectively                  387,371            172,028

      Charles Schwab U.S. Treasury                                168                258

      Loans to Participants                                 1,146,383          1,222,243
                                                         ------------       ------------

                Total                                    $ 27,318,332       $ 34,186,504
                                                         ============       ============

* Investment represents five percent or more of the Plan's assets.

      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                                                DECEMBER 31,
                                                        --------------------------
                                                            2001           2000

      Common stock                                      $(5,092,133)   $ 4,002,824
      Mutual funds                                       (3,457,488)    (4,209,129)
      Common/collective trust                               347,134        320,111
                                                        -----------    -----------

                Total net (depreciation) appreciation   $(8,202,487)   $   113,806
                                                        ===========    ===========

4.    TRANSFER OF ASSETS

      On September 8, 1995, the Company's Board of Directors declared a spin-off distribution of 100 percent of the common shares of a newly formed subsidiary, TransPro, Inc. ("TransPro") to the Company's common shareholders of record at the close of business on September 29, 1995 (the "Spin-off"). Following the Spin-off, TransPro became an independent, publicly traded corporation.

      Prior to the initial transfer of assets to TransPro, participants who became employees of TransPro were given an "open-window" period whereby they could transfer their assets in and out of Allen Telecom Inc. common stock, as desired. Participants with account balances remaining in Allen Telecom Inc. common stock remained in the Plan as inactive participants. During the year ended December 31, 2001, TransPro's participants transferred $10,019 of Plan money into the TransPro Inc. 401(k) Plan as permitted by the Company. During the year ended December 31, 2000, the Company did not provide TransPro's participants an opportunity to transfer Plan money into the TransPro Inc. 401(k) plan. The Company plans to provide an "open-window" period in the future.

5.    PLAN TERMINATION

      Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions and earnings thereon will vest immediately and be nonforfeitable.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 1995 that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan was designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The Form 5500 includes the transfer of assets during the plan year ended December 31, 2001 to the TransPro Inc. 401(k) plan as a reconciling item to the net decrease in assets available for benefits. The following is a reconciliation of the net decrease per the financial statements to the Form 5500:

                                                   YEAR ENDED
                                                   DECEMBER 31,
                                                      2001

      Net decrease per the financial statements   $(6,785,142)

      Add - transfer of assets                         10,019
                                                  -----------
      Net decrease per the Form 5500              $(6,775,123)
                                                  ===========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                    YEAR ENDED
                                                                    DECEMBER 31,
                                                                       2000

      Benefits paid to participants per the financial statements   $ 5,545,321
      Less - amounts allocated to withdrawing participants at
        December 31, 1999                                             (131,911)
                                                                   -----------

      Benefits paid to participants per the Form 5500              $ 5,413,410
                                                                   ===========


      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                   * * * * * *

ALLEN TELECOM INC.
EMPLOYEE BEFORE-TAX SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001
-------------------------------------------------------------------------------

 (a)                      (b)                                           (c)                         (d)          (e)
                  IDENTITY OF ISSUER,
                       BORROWER,                                                                               CURRENT
                LESSOR OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT             COST         VALUE

      Gartmore Morley Capital Management          Gartmore Morley Stable Value Fund                             $ 6,394,662

  *   Allen Telecom Inc.                          Allen Telecom Inc. Common Stock Fund                            5,146,223

      American Century Investment                 American Century Equity Growth
        Management                                  Investment Fund                                               3,156,050

      The Managers Fund LLC                       Managers U.S. Stock Market Plus Fund                            3,057,535

      Janus Capital                               Janus Worldwide Fund                                            2,011,755

  *   Charles Schwab Investment
        Management                                Schwab S&P 500 Index Fund                                       1,749,704

      Invesco Funds Group                         Invesco Technology II Fund                                      1,570,418

      Harris Associates                           Oakmark Fund                                                    1,561,081

      Wallace R. Weitz & Company                  Weitz Value Fund                                                1,136,982

      Strong Capital Management                   Strong Corporate Bond Fund                                        387,371

  *   Charles Schwab Investment
        Management                                Charles Schwab U.S. Treasury                                          168

  *   Participants                                Loans to participants 6.0 - 10.5 percent                        1,146,383
                                                                                                               ------------

                                                  Total investments - all funds                                $ 27,318,332
                                                                                                               ============


      *   Party-in-interest.

                                   SIGNATURES
                                   ----------


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAME OF PLAN:   ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN

ALLEN TELECOM INC. EMPLOYEE BEFORE-TAX SAVINGS PLAN COMMITTEE



By:      /s/ Robert A. Youdelman
         --------------------------
         Robert A. Youdelman
         Committee Member


Date:    July 25, 2002